UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **July 22, 2008**

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	(IRS Employer Identification No.)

100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Former name or former address, if changed since last report: **N/A**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 230.425)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.
Item 7.01 Regulation FD Disclosure.

On July 22, 2008, Caterpillar Inc. issued a press release reporting financial results for the quarter ended June 30, 2008 (furnished hereunder as Exhibit 99.1).

The information contained in this Current Report shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be incorporated by reference into a filing under the Securities Act of 1933, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

The furnishing of these materials is not intended to constitute a representation that such furnishing is required by Regulation FD or that the materials include material investor information that is not otherwise publicly available. In addition, the Registrant does not assume any obligation to update such information in the future.

Item 9.01 Financial Statements and Exhibits.

     (d)   Exhibits:

          99.1   2nd Quarter 2008 Results Press Release dated July 22, 2008.

* *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

July 22, 2008   By: */s/ James B. Buda*
                                   James B. Buda
                                   Vice President, General Counsel and Secretary

Exhibit 99.1

Caterpillar Inc.
2Q 2008 Earnings Release

Caterpillar Reports All-Time Record Quarter
Driven by Strong Growth Outside North America

*Sales and revenues up 20 percent and profit per share up 40 percent
compared with the second quarter of 2007*

PEORIA, Ill.— Driven by robust growth in emerging markets and strength in key industries like energy and mining, Caterpillar Inc. (NYSE: CAT) today reported all-time records for sales and revenues and profit per share. Profit per share for the second quarter of 2008 was $1.74, a 40 percent increase from $1.24 per share in the second quarter of 2007. Sales and revenues of $13.624 billion were 20 percent higher than second quarter 2007 sales and revenues of $11.356 billion.

"Team Caterpillar has delivered another remarkable quarter," said Chairman and Chief Executive Officer Jim Owens. "While North America remains depressed and we've seen softening in Western Europe and Japan, Caterpillar continues to grow in emerging markets and in global industries like energy and mining … and we continue to see good growth in our *integrated service businesses*. It's gratifying to see the positive impact of being such a diverse company in terms of products, services, geography and the industries we serve," Owens said.

Sales and revenues were up $2.268 billion from the second quarter of 2007. *Sales volume* improved $1.402 billion, *price realization* was up $398 million, the impact of *currency* added $384 million and *Financial Products* revenues were $84 million higher. The geographic mix of sales continued to shift outside North America with sales and revenues increasing 30 percent outside North America compared with 7 percent inside North America. Sales and revenues outside North America represented 60 percent of total sales and revenues in the second quarter—up from 55 percent of the total a year ago.

Second-quarter profit of $1.106 billion was up $283 million, or 34 percent, from second quarter 2007 profit of $823 million. The increase was primarily a result of improved price realization and higher sales volume, partially offset by higher material and freight costs and increases in Selling, General and Administrative (SG&A) and Research and Development (R&D) expenses. While SG&A and R&D costs increased to support growth and product development, they were both lower as a percent of sales.

"We are seeing significant improvements in safety and quality from the deployment of the *Caterpillar Production System (CPS)* with *6 Sigma*, and I am confident that CPS will improve product delivery, inventory turnover, plant capacity and manufacturing costs as we continue to aggressively deploy it throughout the company," Owens said.

Outlook

The full-year outlook for 2008 reflects sales and revenues of about $50 billion and profit of about $6.00 per share. The previous outlook expected 2008 sales and revenues of $47.2 to $49.5 billion and profit per share of $5.64 to $6.18.

"Never in my 35 plus years with the company have I seen Caterpillar do so well in the face of such a difficult economic climate in the United States," Owens said. "We are on track to deliver our fifth straight year of record profits despite very tough conditions in the United States, declines in Europe and significantly higher material costs, particularly in the second half of the year. Still, for many of our products, supply is very tight, and we are producing as much as we can. That's why in June we announced capacity expansions in the United States, China and India. We need to bring additional capacity on line to support world demand for infrastructure, energy and mining, and to be prepared for the upturn in the United States when it comes. Together with the best dealer network in our industry, Team Caterpillar is well positioned to meet our goals for 2010 and beyond."

Note: Glossary of terms included on pages 19-20; first occurrence of terms shown in bold italics.

For more than 80 years, Caterpillar Inc. has been making progress possible and driving positive and sustainable change on every continent. With 2007 sales and revenues of $44.958 billion, Caterpillar is the world's leading manufacturer of construction and mining equipment, diesel and natural gas engines and industrial gas turbines. The company also is a leading services provider through Caterpillar Financial Services, Caterpillar Remanufacturing Services, Caterpillar Logistics Services and Progress Rail Services. More information is available at: http://www.cat.com.

Caterpillar contact: Jim Dugan, Corporate Public Affairs, (309) 494-4100 (Office) or (309) 360-7311 (Mobile)

Second Quarter 2008

- Second-quarter sales and revenues of $13.624 billion were the highest for any quarter in company history and were 20 percent higher than the second quarter of 2007.

- Second-quarter profit of $1.106 billion was the highest for any quarter in company history, and record profit per share of $1.74 was 40 percent higher than the second quarter of 2007.

- The percent of sales and revenues outside North America continued to increase, with 60 percent of total sales and revenues outside North America this quarter compared with 55 percent in the second quarter last year.

(Dollars in millions except per share data)

	Second Quarter 2008	Second Quarter 2007	$ Change	% Change
Machinery and Engines Sales	$ 12,797	$ 10,613	$ 2,184	21%
Financial Products Revenues	827	743	84	11%
Total Sales and Revenues	13,624	11,356	2,268	20%
Profit After Tax	$ 1,106	$ 823	$ 283	34%
Profit per common share - diluted	$ 1.74	$ 1.24	$ 0.50	40%

Machinery and Engine sales improved $2.184 billion driven by growth in emerging markets, our broad global footprint in industries like energy and mining and growth in integrated service businesses. *Machinery* sales increased 17 percent, and *Engines* sales increased 28 percent.

Profit per share improved 40 percent primarily driven by improved price realization and higher sales volume, partially offset by higher costs.

Machinery and Engines operating cash flow was $1.480 billion for the first six months of 2008.

2008 Outlook

- The outlook for sales and revenues is about $50 billion—a slight improvement from the previous outlook of $47.2 to $49.5 billion and the sixth consecutive record year. The outlook reflects considerable strength in sales to the developing world, partially offset by continued weakness in North America and weaker conditions in Europe.

- The outlook for profit is about $6.00 per share, which would result in the fifth consecutive record year for profit per share. The prior outlook reflected a range of $5.64 to $6.18 per share with a mid-point of $5.91.

- As compared with the prior profit outlook, the positive impacts of higher sales volume and better price realization are about offset by higher costs, primarily commodity-related material costs.

A question and answer section has been included in this release starting on page 14.

DETAILED ANALYSIS

Second Quarter 2008 vs. Second Quarter 2007



Consolidated Sales and Revenues Comparison
2nd Qtr 2008 vs. 2nd Qtr 2007

The chart above graphically illustrates reasons for the change in Consolidated Sales and Revenues between second quarter 2007 (at left) and second quarter 2008 (at right). Items favorably impacting sales and revenues appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting sales and revenues appear as downward stair steps with dollar amounts reflected in parentheses above each bar. Caterpillar management utilizes these charts internally to visually communicate with the company's Board of Directors and employees.

Sales and Revenues

Sales and revenues for second quarter 2008 were $13.624 billion, up $2.268 billion, or 20 percent, from second quarter 2007. Machinery volume was up $787 million, and Engines volume was up $615 million, both driven by strength in economies outside the United States. Price realization improved $398 million, and currency had a positive impact on sales of $384 million, primarily due to a stronger euro. In addition, Financial Products revenues increased $84 million.

Sales and Revenues by Geographic Region

(Millions of dollars)	Total	% Change	North America	% Change	EAME	% Change	Asia/ Pacific	% Change	Latin America	% Change
Second Quarter 2007										
Machinery	$ 7,275		$ 3,250		$ 2,260		$ 942		$ 823	
Engines [1]	3,338		1,338		1,263		475		262	
Financial Products [2]	743		508		109		60		66	
	$ 11,356		$ 5,096		$ 3,632		$ 1,477		$ 1,151	
Second Quarter 2008										
Machinery	$ 8,530	17%	$ 3,511	8%	$ 2,593	15%	$ 1,414	50%	$ 1,012	23%
Engines [1]	4,267	28%	1,458	9%	1,693	34%	745	57%	371	42%
Financial Products [2]	827	11%	506	0%	157	44%	82	37%	82	24%
	$ 13,624	20%	$ 5,475	7%	$ 4,443	22%	$ 2,241	52%	$ 1,465	27%

[1] Does not include internal engines transfers of $748 million and $647 million in second quarter 2008 and 2007, respectively. Internal engines transfers are valued at prices comparable to those for unrelated parties.

[2] Does not include internal revenues earned from Machinery and Engines of $83 million and $103 million in second quarter 2008 and 2007, respectively.

Machinery Sales

Sales of $8.530 billion increased $1.255 billion, or 17 percent, from second quarter 2007.

- Sales volume increased $787 million, with most of the gain coming from outside the United States.

- Price realization increased $191 million.

- Currency benefited sales by $277 million.

- Geographic mix between regions (included in price realization) was $6 million unfavorable.

- Dealers reported higher inventories in all regions, which was a positive for sales volume. However, inventories in months of supply were lower than a year earlier, with North America the only region to show an increase.

- Sales volume increased in North America largely because dealers did not reduce their inventories as much as a year earlier. Coal mining and oil and natural gas development were positive sectors. Both benefited from much higher output prices and increased investment.

- Sales volume in Europe, Africa/Middle East (*EAME*) increased due to strong growth in Africa/Middle East and the Commonwealth of Independent States (CIS). Volume declined in Europe due to a slowing economy and a drop in housing permits.

- Sales increased in the developing regions of Asia/Pacific and *Latin America*. Factors that supported this growth included expansive economic policies, increased revenues from commodity exports, good economic growth and increased investment in construction, mining and energy.

- Coal, oil and some metals prices increased sharply during the quarter, reflecting concerns about supplies. These higher prices contributed to increased sales of machines used to produce or develop capacity for these commodities.

North America – Sales increased $261 million or 8 percent.

- Sales volume increased $163 million.

- Price realization increased $98 million.

- The sales volume increase was the result of a lower reduction in dealer-reported inventory than in second quarter 2007. Dealer inventories at the end of the quarter were higher than a year earlier in both dollars and months of supply.

- Dealers reported the eighth consecutive quarter of year-over-year declines in deliveries. Economic conditions in construction and quarrying continued to deteriorate, offsetting some improvements in commodity sectors.

- U.S. housing faced the worst environment since the 1930s. Starts fell 30 percent from a year earlier, new home sales plunged more than 40 percent and homebuilders held almost an 11-month supply of unsold homes. Home repossessions soared, and the decline in home prices appeared to worsen.

- Employment in the nonresidential construction sector declined more than 4 percent from second quarter 2007. Banks tightened lending standards for commercial and industrial loans, property prices softened and vacancy rates increased.

- As a result of decreased construction, quarry and aggregate production declined 10 percent from last year.

- Metals mining output increased only slightly in both the United States and Canada, a factor in dealers reporting lower deliveries to that sector.

- Higher international coal prices caused the Central Appalachian spot coal price to more than double from last year. U.S. coal exports soared 42 percent in the first quarter, and production in both the United States and Canada increased. Sales of products used in coal mining increased.

- Higher oil and natural gas prices benefited tar sands investment, pipeline construction and drilling. Sales of machinery used in those activities also increased.

EAME – Sales increased $333 million, or 15 percent.

- Sales volume increased $112 million. Volume increased in Africa/Middle East and the CIS, but declined in Europe.

- Price realization increased $21 million.

- Currency benefited sales by $200 million.

- Dealers added less to reported inventories than a year earlier, bringing inventories in months of supply slightly lower.

- The European economy slowed in the second quarter, with consumer spending and housing most affected. Year to date, euro-zone housing permits declined 20 percent, and housing orders in the United Kingdom dropped 26 percent. Reports indicate home prices are declining in the United Kingdom, Ireland and Germany. Nonresidential construction also started to decline in the second quarter.

- Sales volume increased significantly in Africa/Middle East, particularly in the oil producing countries. The 80 percent rise in the Organization of the Petroleum Exporting Countries (OPEC) crude oil reference price caused countries to increase production 6 percent and increase operating drill rigs 7 percent. Increased oil revenues and expansive economic policies sustained construction booms.

- The CIS was the biggest contributor to the growth in sales volume. Large gains occurred in Russia, Ukraine and Kazakhstan. Low interest rates, rapid money growth and increased government spending caused rapid growth in construction. Mining and oil production also increased in response to higher prices.

Asia/Pacific – Sales increased $472 million, or 50 percent.

- Sales volume increased $382 million.

- Price realization increased $43 million.

- Currency benefited sales by $47 million.

- Dealers reported much higher inventories to manage increased deliveries, however months of supply declined from a year earlier.

- Sales volume increased substantially in China, the result of the addition of locally produced wheel loaders and expansive economic policies. Housing construction increased 35 percent, and nonresidential construction was up 14 percent. Mine output increased, with coal up 16 percent and iron ore up 25 percent.

- Sales increased significantly in Indonesia, primarily due to much higher coal prices and good growth in construction. Data suggest construction is increasing about 8 percent.

- Economic policies in India, despite some tightening, remain very expansive. Construction increased almost 13 percent, industrial production increased 5 percent and mining was up 6 percent. As a result, sales increased rapidly.

Latin America – Sales increased $189 million, or 23 percent.

- Sales volume increased $124 million.

- Price realization increased $35 million.

- Currency benefited sales by $30 million.

- Dealers reported slightly higher inventories than a year ago, but inventories in months of supply remained below a year earlier.

- Volume growth resulted from sharply higher dealer-reported deliveries. Large sales gains occurred in Brazil, Chile, Colombia and Mexico.

- Most countries increased interest rates during the past year, but money growth was rapid. As a result, industrial production increased in most countries, often by more than 5 percent.

- Oil production declined 4 percent, primarily in Venezuela and Mexico. However, much higher prices increased revenues, and the number of operating drill rigs increased 7 percent.

- Brazil benefited from much higher iron ore prices, increasing production almost 6 percent and export revenues 33 percent. Copper production declined in Chile, and copper export revenues declined 5 percent.

Engines Sales

Sales of $4.267 billion increased $929 million, or 28 percent, from second quarter 2007.

- Sales volume increased $615 million.

- Price realization increased $207 million.

- Currency benefited sales $107 million.

- Geographic mix between regions (included in price realization) was $22 million favorable.

- Dealer-reported inventories were up, and months of supply were down as the inventory increase was supported by stronger delivery rates.

North America – Sales increased $120 million, or 9 percent.

- Sales volume increased $58 million.

- Price realization increased $62 million.

- Sales for on-highway truck applications increased 13 percent compared to a very weak second quarter 2007. Demand remains below historic norms due to the slowing U.S. economy that has resulted in a reduction in freight tonnage.

- Sales for petroleum applications increased 7 percent with an increase in turbine sales, which reflected increased customer spending in natural gas pipeline and compression equipment.

- Sales for marine applications increased 39 percent, with strong demand for supply vessels in support of petroleum offshore drilling.

- Sales for industrial applications increased 16 percent in small and medium-sized product, with strong demand in agricultural applications as a result of high agricultural commodity prices.

- Sales for electric power applications were about the same as the second quarter of 2007.

EAME – Sales increased $430 million, or 34 percent.

- Sales volume increased $245 million.

- Price realization increased $93 million.

- Currency benefited sales by $92 million.

- Sales for petroleum applications increased 106 percent based on strong demand for engines used in drilling and production. Turbine and turbine-related services increased to support gas transmission applications in Europe and the Middle East and for oil and gas applications in Africa.

- Sales for electric power applications increased 25 percent, with strong demand for small to medium-sized units selling into Africa/Middle East. High oil prices drove sales in Nigeria, Saudi Arabia and other Persian Gulf states. The power crisis in South Africa has also generated increased sales for power generation.

- Sales for industrial applications increased 19 percent, with strong demand for agriculture and other types of Original Equipment Manufacturers (OEM) machines. This demand has been driven by good economic conditions and high agricultural commodity prices.

- Sales for marine applications increased 15 percent, with higher demand for workboats and commercial vessels.

Asia/Pacific – Sales increased $270 million, or 57 percent.

- Sales volume increased $230 million.

- Price realization increased $25 million.

- Currency benefited sales by $15 million.

- Sales for petroleum applications increased 80 percent as Chinese drill rig builders continued to manufacture at record levels for domestic and export use and to support increased demand from Asian shipyards in support of offshore drilling.

- Sales of electric power engines increased 45 percent, with strong demand in gas generator sets for industrial power producers in Bangladesh and other Southeast Asia countries.

- Sales for industrial applications increased 75 percent driven by sales in Australia into mining and irrigation sectors and by sales in New Zealand into compressed natural gas applications. Smaller product benefited from sales to Chinese and Korean industrial OEMs.

- Sales for marine applications increased 6 percent, with continued strong demand for workboat and offshore shipbuilding. Large diesel demand grew in the offshore and general cargo industries.

Latin America – Sales increased $109 million, or 42 percent.

- Sales volume increased $104 million.

- Price realization increased $5 million.

- Sales for petroleum applications increased 98 percent driven by the energy crisis in Argentina, which increased demand for on-site power generation to support oil production. Demand in Venezuela also increased to support drilling and production. Turbines and turbine-related services increased for oil and gas production and gas transmission applications in South America.

- Sales of electric power engines increased 14 percent as delivery began on projects in Chile and Brazil.

- Sales for on-highway truck applications increased 48 percent as industry demand strengthened in advance of the mid-year 2008 emissions changes in the region.

Financial Products Revenues

Revenues of $827 million increased $84 million, or 11 percent, from the second quarter 2007.

- Growth in average *earning assets* increased revenues $109 million, which was partially offset by a decrease of $58 million due to lower interest rates on new and existing finance receivables.

- Revenues from earned premiums at Cat Insurance increased $21 million.



Consolidated Operating Profit Comparison
2nd Qtr 2008 vs. 2nd Qtr 2007

The chart above graphically illustrates reasons for the change in Consolidated Operating Profit between second quarter 2007 (at left) and second quarter 2008 (at right). Items favorably impacting operating profit appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting operating profit appear as downward stair steps with dollar amounts reflected in parentheses above each bar. Caterpillar management utilizes these charts internally to visually communicate with the company's Board of Directors and employees. The bar entitled Other includes the operating profit impact of *consolidating adjustments* and *Machinery and Engines other operating expenses*.

Operating Profit

Operating profit in second quarter 2008 of $1.525 billion was $312 million higher than second quarter 2007 as improved price realization and higher sales volume were partially offset by higher costs and the unfavorable impact of currency. Sales volume includes the impact of a negative mix of product.

Manufacturing costs rose $143 million, or about 1.5 percent, compared with second quarter 2007, primarily due to higher material and freight costs. The increase in material was due to higher steel and commodity prices, and freight increased primarily due to higher fuel costs. We continue to experience capacity-related challenges in our manufacturing operations and supply chain.

SG&A and R&D costs were up $113 million to support growth and significant new product programs. While SG&A and R&D have increased, they were lower as a percentage of sales.

Currency had a $62 million unfavorable impact on operating profit as the benefit to sales was more than offset by the negative impact on costs.

Operating Profit by Principal Line of Business

(Millions of dollars)	Second Quarter 2008	Second Quarter 2007	$ Change	% Change
Machinery [1]	$ 719	$ 741	$ (22)	(3%)
Engines [1]	711	379	332	88%
Financial Products	166	184	(18)	(10%)
Consolidating Adjustments	(71)	(91)	20	
Consolidated Operating Profit	$ 1,525	$ 1,213	$ 312	26%

[1] Caterpillar operations are highly integrated; therefore, the company uses a number of allocations to determine lines of business operating profit for Machinery and Engines.

Operating Profit by Principal Line of Business

- **Machinery** operating profit of $719 million was down $22 million, or 3 percent, from second quarter 2007. Improved price realization and higher sales volume were more than offset by higher costs and the unfavorable impact of currency. Sales volume includes the impact of a negative mix of product.

- **Engines** operating profit of $711 million was up $332 million, or 88 percent, from second quarter 2007. The favorable impacts of improved price realization, higher sales volume and the absence of a second quarter 2007 charge of $44 million to recognize previously unrecorded liabilities related to a subsidiary pension plan were partially offset by higher costs.

- **Financial Products** operating profit of $166 million was down $18 million, or 10 percent, from second quarter 2007. The decrease was primarily attributable to a $23 million impact from lower net yield on average earning assets, a $21 million increase in the provision for credit losses at Cat Financial and a $13 million unfavorable impact from various other operating items, partially offset by a $39 million favorable impact from higher average earning assets.

Other Profit/Loss Items

- **Other income/expense** was income of $75 million compared with income of $70 million in second quarter 2007.

- **The provision for income taxes** in the second quarter of 2008 reflects an estimated annual tax rate of 31.5 percent, excluding the discrete item discussed below, compared to 32 percent for the second quarter 2007 and 30 percent for the full-year 2007. The increase over 2007 is attributable to expected changes in our geographic mix of profits from a tax perspective and the expiration of the U.S. research and development tax credit.

  The provision for income taxes in the second quarter of 2008 also includes a discrete benefit of $47 million due to a change in tax status of a non-U.S. subsidiary, allowing indefinite reinvestment of undistributed profits and reversal of U.S. tax previously recorded.

- **Equity in profit/(loss) of unconsolidated affiliated companies** was income of $10 million compared with income of $5 million in the second quarter of 2007. The change reflects the absence of a $13 million after-tax charge for net adjustments that were identified during 2007 due diligence procedures related to a transaction that would result in Caterpillar owning a majority stake in Shin Caterpillar Mitsubishi Ltd. (SCM), partially offset by reduced profit at SCM.

Employment

Caterpillar's worldwide employment was 105,322 at the end of second quarter 2008, up 9,007 from a year ago. Of the increase, approximately 3,400 were the result of acquisitions. The remaining increase of approximately 5,600 employees primarily supported growth, increased volumes and new product introductions.

<u>2008 Outlook</u>

We expect world economic growth to average less than 3 percent this year, the slowest growth rate since 2003. We expect that developing economies will continue with strong growth, offsetting much of the weakness in North America and Europe.

- Most developed countries shifted their focus to inflation and are holding or raising interest rates. Economies are slowing, and financial markets remain distressed. Eventually central banks will return to cutting interest rates, but it will likely be too late to help economies this year. Growth in the developed economies should average about 1.5 percent, the slowest pace since 2002.

- Many developing economies are experiencing increased inflation, and some have tightened economic policies. However, most countries have moved cautiously, and policies remain expansive. We expect strong growth in construction to continue.

- The West Texas Intermediate oil price hit a new high this year, and we assume the price will average $120 per barrel for the year. We expect that oil prices will average about 16 percent higher in the last half of 2008 as compared with the first half, and that should have a continuing positive impact on drilling activity and pipeline construction.

- We expect the Australian thermal coal price will average almost $140 dollars per metric ton this year, with about a 16 percent increase from the first half to the second half of 2008. Australian prices have been setting the tone for other regional coal prices, so coal miners worldwide should invest to increase production.

- Most metals prices advanced in the first half due to strong demand and supply disruptions. We expect some improvement in supplies in the second half, but prices overall should remain attractive for new investment.

North American economies should grow about 1 percent in 2008.

- Employment reports, manufacturing and service surveys and sales of large consumer items suggest more distress in the economy than do gross domestic product (GDP) accounts. Employment likely will decline further making it difficult for the economy to avoid a recession. We expect the U.S. economy will grow about 1 percent this year.

- Continued financial market distress and the weak economy suggest the Fed will eventually need to shift its focus back to addressing those problems. We are assuming at least one more rate cut later this year.

- We see no sign of a recovery in housing. Starts averaged a 1.03 million unit rate in the first half, with permits even lower. For the full year, we expect starts to be slightly under one million units—the lowest level since 1945.

- Nonresidential construction starts should decline about 1 percent this year in response to rising vacancy rates, declining capacity utilization and tighter lending standards. Declines in commercial property values will likely create additional problems for banks.

- Coal mining and oil and natural gas should remain positive for the rest of the year, since we assume prices will average higher in the second half than in the first half.

- The Canadian economy unexpectedly declined in the first quarter, the second quarter of weak activity. Despite the possibility of recession, high metals and energy prices should benefit mining and the oil sands.

Economic growth in **Europe** should slow to below 2 percent this year, the slowest growth since 2003.

- Inflation concerns prompted the European Central Bank (ECB) to raise interest rates to 4.25 percent and the Bank of England (BoE) to hold its target rate at 5 percent. We assume a weakening economy will cause the ECB to reverse policy and cut rates by at least 25 basis points before year-end. We also expect that the BoE will cut rates 25 basis points.

- Interest rates at 4 percent for the past year have taken a toll on euro-zone economies, with surveys suggesting a very weak second quarter. We expect euro-zone economic growth of 1.6 percent this year and economic growth of 1.7 percent for the United Kingdom.

- Higher interest rates and some softening in home prices caused residential building permits to decline. We assume the two-year decline in housing permits will continue for the rest of this year.

- Growth in nonresidential construction slowed in the first quarter, and surveys suggest further slowing will occur. Infrastructure construction should hold up better than building construction.

Economic growth in the **developing economies** should be slightly below 6.5 percent in 2008, a percentage point lower than last year.

- Growth in Africa/Middle East should be 5.5 percent, slightly higher than last year. We expect most governments will maintain expansive policies, which will benefit economic growth at the cost of higher inflation. The recent surge in oil prices will sustain construction booms in the oil producing countries.

- We expect the CIS economy will grow at 7.5 percent, down from 9 percent in 2007. Inflation is a growing problem, but central banks have reacted slowly. Expansive economic policies and high commodity prices should benefit construction, mining and energy development.

- Growth in the Latin American economies should be 4.5 percent this year, a percentage point lower than last year. Most countries raised interest rates to address higher inflation, but we do not expect significant impacts on growth this year. Higher metals prices should encourage more investment in mining.

- The Asia/Pacific region should grow 7.5 percent this year, down from more than 8 percent last year. Both China and India tightened economic policies numerous times, but impacts on growth have been quite small. We project more than 10 percent growth in China and more than 8 percent growth in India. Growth in most other countries should slow slightly. Construction and mining should continue to do well throughout the region.

Sales and Revenues Outlook

The 2008 outlook for sales and revenues reflects another record year for 2008, with sales and revenues at about $50 billion. The outlook reflects continuing weakness in North America and a decline in expectations for Europe.


Sales and Revenues 2008 vs. 2007
Worldwide sales and revenues about $50 Billion, or up about 11% from 2007
North America Flat to up 3%
EAME Up 10 to 15%
Asia Pacific Up 25 to 30%
Latin America Up 25 to 30%

We expect that **North America** will be the weakest region for growth this year, with sales and revenues flat to up 3 percent. The overall economy and construction activity will likely remain weak throughout 2008, and dealer sales of new machines are expected to decline substantially in 2008. The factors that are helping offset the impact of very difficult economic conditions in North America are:

- In 2007, dealers reduced their machine inventories by about $1.1 billion, resulting in company sales to North American dealers lower than dealer sales to end customers. While we expect dealer sales to end users to decline again in 2008, company sales will benefit as a result of substantially lower forecasted changes to dealer inventories than we experienced in 2007.
- Sales related to energy and mining remain strong and are expected to improve again in 2008. Coal mining in the United States is particularly strong, with rising coal prices and increasing exports driving the improvement.
- While the industry for on-highway truck engines is still very weak as a result of very slow growth in the U.S. economy, we expect our sales to improve from the depressed levels of 2007.

Strong sales **outside North America** are being driven by solid economic growth in the developing world, continued investment in infrastructure throughout much of the world and commodity prices for metals, minerals and energy at levels that encourage our customers to invest.

Profit Outlook

We expect profit of about $6.00 per share in 2008, up from $5.37 in 2007, and our fifth consecutive year of record profit per share. The prior outlook was a range of $5.64 to $6.18 per share with a mid-point of $5.91. During the past quarter, the elements that make up the profit forecast have changed somewhat. The outlook for sales volume and price realization has improved, but the impact on profit has been about offset by higher costs, primarily commodity-related material cost increases.

Questions and Answers

Sales and Revenues / Economy and Industry

Q1:   How has your outlook for the U.S. economy changed since your first-quarter release? Has your view of the U.S. housing industry changed?

A: We continue to hold a negative view of the U.S. economy and expect U.S. GDP growth of about 1 percent in 2008. That's slightly higher than our previous forecast of 0.5 percent because first-half growth has been slightly stronger than we had expected. Employment declines that have occurred this year, and the likelihood of further declines, signal economic weakness, possibly recession. In addition, other indicators used to assess the overall health of the economy also suggest weakness.

We continue to be pessimistic about the U.S. housing industry and have slightly lowered our starts forecast from 1 million to about 980,000 units. At that level, housing starts would be the lowest since 1945 and reflect declining home prices and continuing trouble in the home mortgage sector.

Overall, we have not seen signs of recovery in the U.S. machine industry in the first half of the year and are not forecasting improvement during the second half.

Q2:   It appears that Europe continues to show signs of economic weakness. How is weakness in Europe impacting your 2008 sales growth expectations for the EAME region? Has your outlook for EAME growth changed since your first-quarter financial release?

A: European economies showed more weakness in the second quarter than we expected, and machinery sales volume fell below the year earlier level for the first time since early 2006. High interest rates in the euro-zone and the United Kingdom impacted housing, which was a concern we identified in our first-quarter financial release. Compared to recent peaks, euro-zone housing permits declined 27 percent, U.K. permits fell 28 percent and U.K. home prices dropped 10 percent. The European Central Bank's recent rate increase likely will make euro-zone problems even worse in the second half. We expect to lower production schedules, particularly for smaller equipment, in response to the decline in Europe.

Our overall outlook for the EAME region is up slightly as economies in Africa, the Middle East and the CIS are very robust. Sales in those areas are stronger than expected, and we believe this strength will continue in the second half. Many of these countries benefit from higher commodity prices, and many of these prices should average even higher in the second half than the first half.

Q3:   Mining and Oil and Gas have been very strong industries for the past few years. Can you comment on your expectations for 2008?

A: Prices of most commodities in the first half increased more than anticipated, particularly in those facing supply problems, such as coal, oil, aluminum and copper. Our forecasts assume that coal and oil prices will average even higher in the second half than in the first half. Metals prices should remain very attractive for investments in additional production capacity. These factors should benefit sales of large machines and engines during the next two quarters, much as they have during the past few years.

Q4: Growth in emerging markets like China, India, the Middle East, Latin America and Africa have been very positive for Caterpillar sales over the past few years. Do you expect emerging market growth to continue in the near term?

A: Many of these countries have experienced increases in inflation and have implemented some measures to slow growth. In general, past actions have not had much impact, and current economic policies remain very expansive. Many of these countries will also benefit further from increases in commodity prices that occurred earlier this year.

The sales declines that are occurring in the developed economies obviously create concerns that similar problems could strike in the developing economies, particularly as these governments raise interest rates. We closely monitor activity in these countries and, at the moment, see no reason why sales should not continue to increase rapidly in the last half of this year.

Q5: Can you comment on how dealer inventory changed from the first quarter?

A: North American dealers reduced machine inventories about $200 million from the end of the first quarter. During last year's second quarter, North America dealers lowered inventories about $800 million. As a result of robust sales growth, dealers outside North America added nearly $400 million of machine inventory during the quarter, which was about the same as the increase during the second quarter of 2007.

In terms of months of supply, worldwide dealer inventories were lower at the end of the second quarter of 2008 than they were at the end of the second quarter last year.

Q6: You mentioned continued growth in "Integrated Service Businesses" as having a positive impact. What are "Integrated Service Businesses" and how are they doing?

A: They are Caterpillar businesses that primarily provide services, or are businesses that contain an important service component. The most significant are aftermarket parts, Cat Financial, Cat Insurance, Progress Rail, Solar Turbines Customer Services, Cat Logistics, OEM Solutions and Cat Reman. These businesses have a history of solid growth and tend to be more stable through the business cycle than new machines and engines. We've grown our portfolio of Integrated Service Businesses organically and through acquisition. The most significant acquisition was Progress Rail, which was acquired in June of 2006. Progress Rail has been a great addition and has exceeded our growth expectations.

Engines

Q7: Has your decision to not produce a 2010 EPA compliant on-highway engine had an impact on your 2008 outlook and profit per share?

A: We expect that this decision will not have much of an impact on our full year 2008 results.

Q8: Since you announced that you would not be producing a 2010 EPA compliant on-highway engine, have you seen any significant reaction from customers in terms of demand for 2008 truck engines?

A: We have not seen any reduction in 2008 orders linked to this announcement. Caterpillar remains committed to continue supporting the engines sold to our on-highway customers beyond 2010.

Q9: During the second quarter, you announced that you were in discussions with Navistar on a range of cooperation initiatives. Have you continued to make progress and have you signed any definitive agreements yet?

A: We are continuing to work cooperatively with Navistar on a broad range of strategic initiatives. We are still in the process of finalizing definitive agreements.

Costs / Profit

Q10: Are increasing steel prices expected to impact your material costs in 2008 more than you expected in the 2008 outlook you provided in April?

A: Yes. We are continuing to experience increased pressure on material costs due largely to very high steel and iron-related material prices. Some of the key elements that impact iron-based materials are energy, iron ore, steel scrap, nickel and metallurgical coals (also known as coking coals). In recent months, there have been a variety of economic factors that have driven up these costs. We and our suppliers are aggressively working on cost reduction initiatives to mitigate the impact of commodity-related price increases. In our original outlook, issued on January 25, 2008, we expected material costs to be up 1 to 1.5 percent, and in our outlook issued on April 18, 2008 we expected somewhat higher material costs. Our current expectation is even higher, at 2.5 to 3 percent.

Q11: Can you break down your *gross margin* in more detail?

A: The following table summarizes the change in gross margin in second quarter 2008 versus second quarter 2007:

Gross Margin Change (Millions of dollars)		
Second Quarter 2007 Gross Margin		$ 2,313
Change due to:		
Volume	$ 231	
Price Realization	398	
Manufacturing Costs	(143)	
Currency	(38)	
Total Change		448
Second Quarter 2008 Gross Margin		$ 2,761

Cash Flow / Financing

Q12: Are credit markets having any significant negative impact at Cat Financial Services? Has Cat Financial's past due ratio increased much this year? How about credit losses?

A: Recent global credit market conditions have not had a significant impact on Cat Financial's access to liquidity but have resulted in market-wide increased credit spreads on new term debt issuance. Term debt issuance has continued to attract strong investor demand. Commercial paper market access has remained favorable overall, with consistent demand and attractive pricing for our issuance in the United States. Internationally, Cat Financial commercial paper demand and overall pricing levels have been acceptable.

At the end of the second quarter, past dues were 3.35 percent compared with 2.36 percent at the end of 2007 and 2.09 percent at the end of second quarter 2007. The increase is primarily due to the continued softening of the U.S. housing industry. We expect there will be continued upward pressure on U.S. past dues throughout 2008.

Write-offs net of recoveries were $19 million for the second quarter of 2008 compared with $12 million for the second quarter of 2007. This increase has been driven by the downturn in U.S. housing industry and 18 percent growth in Cat Financial's average retail finance receivable portfolio. For the first six months of 2008, bad debt write-offs net of recoveries were $39 million compared with $27 million for the first six months of 2007. As a percentage of Cat Financial's retail finance receivable portfolio, we expect that bad debt write-offs through the remainder of 2008 will be higher than 2007 but near five-year historical averages.

At the end of the second quarter 2008, Cat Financial's allowance for credit losses totaled $391 million, an increase of $56 million from the second quarter of 2007. The increase is mostly attributable to growth in the retail finance receivable portfolio and also includes $6 million from increasing the allowance rate from 1.39 percent to 1.41 percent of net finance receivables.

As a historical comparison, Cat Financial past dues during the last U.S. recession were 4.78 percent at their peak at the end of the first quarter of 2002. Total write-offs net of recoveries, for the full-year of 2002 were 0.69 percent of our average retail portfolio, or more than double the annualized second quarter 2008 rate of 0.32 percent. Cat Financial's allowance for credit losses, totaling $391 million at the end of the second quarter of 2008, is appropriate for the current and expected global economic environment. The second quarter 2008 allowance for credit losses of 1.41 percent of net finance receivables compares with 1.46 percent in second quarter 2002.

Q13:   Can you comment on 2008 operating cash flow?

A: In the first half of 2008, Machinery and Engines generated $1.480 billion of operating cash flow that helped support:
   – Capital Expenditures - $804 million—primarily to replace and upgrade existing production assets, facilitate additional expansion of manufacturing capacity and support new product programs.
   – Acquisitions - $111 million.
   – Dividends - $444 million. The quarterly dividend rate was increased 17 percent to $0.42 per share in June; this is our fourth consecutive year of a 17 percent or greater dividend increase. We have paid higher annual dividends in each of the last 14 years.
   – Stock Repurchase - $1.4 billion—used to repurchase 19.4 million shares.

Q14:   Can you comment on the strength of your financial position?

A: The *debt-to-capital ratio* for Machinery and Engines was 31.7 percent at the end of the second quarter, better than our current target range of 35 to 45 percent. We are in a strong financial position that provides us flexibility to take advantage of future opportunities.

Q15:   How much stock was repurchased in the first six months? Also, how many shares were outstanding at the end of the quarter?

A: Our continued stock buy back is in support of our Board-authorized $7.5 billion stock repurchase program which expires on December 31, 2011. During the first half of the year we repurchased 19.4 million shares at a cost of $1.4 billion. Through June 2008, we have spent $3.3 billion of the $7.5 billion authorized.   Basic shares outstanding as of June 30, 2008 were 608.7 million.

GLOSSARY OF TERMS

1. **Caterpillar Production System (CPS)** – The Caterpillar Production System is the common Order-to-Delivery process being implemented enterprise-wide to achieve our safety, quality, velocity, earnings and growth goals for 2010 and beyond.

2. **Consolidating Adjustments** – Eliminations of transactions between Machinery and Engines and Financial Products.

3. **Currency** – With respect to sales and revenues, currency represents the translation impact on sales resulting from changes in foreign currency exchange rates versus the U.S. dollar. With respect to operating profit, currency represents the net translation impact on sales and operating costs resulting from changes in foreign currency exchange rates versus the U.S. dollar. Currency includes the impacts on sales and operating profit for the Machinery and Engines lines of business only; currency impacts on Financial Products revenues and operating profit are included in the Financial Products portions of the respective analyses. With respect to other income/expense, currency represents the effects of forward and option contracts entered into by the company to reduce the risk of fluctuations in exchange rates and the net effect of changes in foreign currency exchange rates on our foreign currency assets and liabilities for consolidated results.

4. **Debt-to-Capital Ratio** – A key measure of financial strength used by both management and our credit rating agencies. The metric is a ratio of Machinery and Engines debt (short-term borrowings plus long-term debt) to the sum of Machinery and Engines debt and stockholders' equity.

5. **EAME** – Geographic region including Europe, Africa, the Middle East and the Commonwealth of Independent States (CIS).

6. **Earning Assets** – Assets consisting primarily of total finance receivables net of unearned income, plus equipment on operating leases, less accumulated depreciation at Cat Financial.

7. **Engines** – A principal line of business including the design, manufacture, marketing and sales of engines for Caterpillar machinery; electric power generation systems; on-highway vehicles and locomotives; marine, petroleum, construction, industrial, agricultural and other applications and related parts. Also includes remanufacturing of Caterpillar engines and a variety of Caterpillar machinery and engine components and remanufacturing services for other companies. Reciprocating engines meet power needs ranging from 5 to 21,500 horsepower (4 to more than 16 000 kilowatts). Turbines range from 1,600 to 30,000 horsepower (1 200 to 22 000 kilowatts).

8. **Financial Products** – A principal line of business consisting primarily of Caterpillar Financial Services Corporation (Cat Financial), Caterpillar Insurance Holdings, Inc. (Cat Insurance), Caterpillar Power Ventures Corporation (Cat Power Ventures) and their respective subsidiaries. Cat Financial provides a wide range of financing alternatives to customers and dealers for Caterpillar machinery and engines, Solar gas turbines as well as other equipment and marine vessels. Cat Financial also extends loans to customers and dealers. Cat Insurance provides various forms of insurance to customers and dealers to help support the purchase and lease of our equipment. Cat Power Ventures is an investor in independent power projects using Caterpillar power generation equipment and services.

9. **Gross Margin** – Sales of machinery and engines minus cost of goods sold.

10. **Integrated Service Businesses** – A service business or a business containing an important service component. These businesses include, but are not limited to, aftermarket parts, Cat Financial, Cat Insurance, Progress Rail, Solar Turbines Customer Services, Cat Logistics, OEM Solutions and Cat Reman.

11. **Latin America** – Geographic region including Central and South American countries and Mexico.

12. **Machinery** – A principal line of business which includes the design, manufacture, marketing and sales of construction, mining and forestry machinery—track and wheel tractors, track and wheel loaders, pipelayers, motor graders, wheel tractor-scrapers, track and wheel excavators, backhoe loaders, log skidders, log loaders, off-highway trucks, articulated trucks, paving products, skid steer loaders and related parts. Also includes logistics services for other companies and the design, manufacture, remanufacture, maintenance and services of rail-related products.

13. **Machinery and Engines (M&E)** – Due to the highly integrated nature of operations, it represents the aggregate total of the Machinery and Engines lines of business and includes primarily our manufacturing, marketing and parts distribution operations.

14. **Manufacturing Costs** – Represent the volume-adjusted change for manufacturing costs. Manufacturing costs are defined as material costs and labor and overhead costs related to the production process. Excludes the impact of currency.

15. **Machinery and Engines Other Operating Expenses** – Comprised primarily of gains (losses) on disposal of long-lived assets and long-lived asset impairment charges.

16. **Price Realization** – The impact of net price changes excluding currency and new product introductions. Consolidated price realization includes the impact of changes in the relative weighting of sales between geographic regions.

17. **Sales Volume** – With respect to sales and revenues, sales volume represents the impact of changes in the quantities sold for machinery and engines as well as the incremental revenue impact of new product introductions. With respect to operating profit, sales volume represents the impact of changes in the quantities sold for machinery and engines combined with product mix—the net operating profit impact of changes in the relative weighting of machinery and engines sales with respect to total sales.

18. **6 Sigma** – On a technical level, 6 Sigma represents a measure of variation that achieves 3.4 defects per million opportunities. At Caterpillar, 6 Sigma represents a much broader cultural philosophy to drive continuous improvement throughout the value chain. It is a fact-based, data-driven methodology that we are using to improve processes, enhance quality, cut costs, grow our business and deliver greater value to our customers through Black Belt-led project teams. At Caterpillar, 6 Sigma goes beyond mere process improvement—it has become the way we work as teams to process business information, solve problems and manage our business successfully.

NON-GAAP FINANCIAL MEASURES

The following definition is provided for "non-GAAP financial measures" in connection with Regulation G issued by the Securities and Exchange Commission. This non-GAAP financial measure has no standardized meaning prescribed by U.S. GAAP and therefore is unlikely to be comparable to the calculation of similar measures for other companies. Management does not intend this item to be considered in isolation or as a substitute for the related GAAP measure.

MACHINERY AND ENGINES

Caterpillar defines Machinery and Engines as it is presented in the supplemental data as Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis. Machinery and Engines information relates to the design, manufacture and marketing of our products. Financial Products information relates to the financing to customers and dealers for the purchase and lease of Caterpillar and other equipment. The nature of these businesses is different, especially with regard to the financial position and cash flow items. Caterpillar management utilizes this presentation internally to highlight these differences. We also believe this presentation will assist readers in understanding our business. Pages 25-30 reconcile Machinery and Engines with Financial Products on the equity basis to Caterpillar Inc. Consolidated financial information.

Caterpillar's latest financial results and current outlook are also available via:

Telephone:
(800) 228-7717 (Inside the United States and Canada)
(858) 244-2080 (Outside the United States and Canada)

Internet:
http://www.cat.com/investor
http://www.cat.com/irwebcast (live broadcast/replays of quarterly conference call)

Caterpillar contact:
Jim Dugan
Corporate Public Affairs
(309) 494-4100 (Office) or (309) 360-7311 (Mobile)
mailto:Dugan_Jim@cat.com

Caterpillar Inc.
Condensed Consolidated Statement of Results of Operations
(Unaudited)
(Dollars in millions except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2008	2007	2008	2007
Sales and revenues:				
Sales of Machinery and Engines	$ 12,797	$ 10,613	$ 23,776	$ 19,934
Revenues of Financial Products	827	743	1,644	1,438
Total sales and revenues	13,624	11,356	25,420	21,372
Operating costs:				
Cost of goods sold	10,036	8,300	18,645	15,436
Selling, general and administrative expenses	1,074	968	2,033	1,858
Research and development expenses	415	350	784	690
Interest expense of Financial Products	279	279	563	550
Other operating expenses	295	246	577	485
Total operating costs	12,099	10,143	22,602	19,019
Operating profit	1,525	1,213	2,818	2,353
Interest expense excluding Financial Products	70	80	144	159
Other income (expense)	75	70	187	181
Consolidated profit before taxes	1,530	1,203	2,861	2,375
Provision for income taxes	434	385	854	760
Profit of consolidated companies	1,096	818	2,007	1,615
Equity in profit (loss) of unconsolidated affiliated companies	10	5	21	24
Profit	$ 1,106	$ 823	$ 2,028	$ 1,639
Profit per common share	$ 1.80	$ 1.28	$ 3.29	$ 2.55
Profit per common share – diluted [1]	$ 1.74	$ 1.24	$ 3.18	$ 2.47
Weighted average common shares outstanding (millions)				
- Basic	614.3	640.5	616.0	642.4
- Diluted [1]	635.5	662.8	637.0	664.3
Cash dividends declared per common share	$ .78	$ .66	$ .78	$ .66

[1] Diluted by assumed exercise of stock-based compensation awards using the treasury stock method.

Caterpillar Inc.
Condensed Consolidated Statement of Financial Position
(Unaudited)
(Millions of dollars)

Assets	June 30, 2008	December 31, 2007
Current assets:		
Cash and short-term investments	$ 782	$ 1,122
Receivables - trade and other	9,297	8,249
Receivables - finance	8,025	7,503
Deferred and refundable income taxes	866	816
Prepaid expenses and other current assets	585	583
Inventories	8,303	7,204
Total current assets	27,858	25,477
Property, plant and equipment – net	10,394	9,997
Long-term receivables - trade and other	705	685
Long-term receivables - finance	14,795	13,462
Investments in unconsolidated affiliated companies	641	598
Noncurrent deferred and refundable income taxes	1,523	1,553
Intangible assets	492	475
Goodwill	1,994	1,963
Other assets	2,051	1,922
Total assets	$ 60,453	$ 56,132
Liabilities		
Current liabilities:		
Short-term borrowings:		
-- Machinery and Engines	$ 130	$ 187
-- Financial Products	6,199	5,281
Accounts payable	5,357	4,723
Accrued expenses	3,633	3,178
Accrued wages, salaries and employee benefits	938	1,126
Customer advances	1,814	1,442
Dividends payable	256	225
Other current liabilities	1,043	951
Long-term debt due within one year:		
-- Machinery and Engines	172	180
-- Financial Products	6,852	4,952
Total current liabilities	26,394	22,245
Long-term debt due after one year:		
-- Machinery and Engines	3,637	3,639
-- Financial Products	14,006	14,190
Liability for postemployment benefits	4,836	5,059
Other liabilities	2,110	2,116
Total liabilities	50,983	47,249
Stockholders' equity		
Common stock	2,897	2,744
Treasury stock	(10,730)	(9,451)
Profit employed in the business	18,918	17,398
Accumulated other comprehensive income	(1,615)	(1,808)
Total stockholders' equity	9,470	8,883
Total liabilities and stockholders' equity	$ 60,453	$ 56,132

Caterpillar Inc.
Condensed Consolidated Statement of Cash Flow
(Unaudited)
(Millions of dollars)

	Six Months Ended June 30,	
	2008	2007
Cash flow from operating activities:		
Profit	$ 2,028	$ 1,639
Adjustments for non-cash items:		
Depreciation and amortization	952	849
Other	202	71
Changes in assets and liabilities:		
Receivables - trade and other	(1,137)	927
Inventories	(1,009)	(691)
Accounts payable and accrued expenses	1,023	14
Customer advances	210	352
Other assets - net	(93)	(300)
Other liabilities - net	(271)	375
Net cash provided by (used for) operating activities	1,905	3,236
Cash flow from investing activities:		
Capital expenditures - excluding equipment leased to others	(814)	(582)
Expenditures for equipment leased to others	(699)	(621)
Proceeds from disposals of property, plant and equipment	449	208
Additions to finance receivables	(7,099)	(6,356)
Collections of finance receivables	4,748	5,233
Proceeds from the sale of finance receivables	696	84
Investments and acquisitions (net of cash acquired)	(111)	(174)
Proceeds from sale of available-for-sale securities	173	119
Investments in available-for-sale securities	(230)	(217)
Other - net	56	285
Net cash provided by (used for) investing activities	(2,831)	(2,021)
Cash flow from financing activities:		
Dividends paid	(444)	(386)
Common stock issued, including treasury shares reissued	116	223
Payment for stock repurchase derivative contracts	(38)	-
Treasury shares purchased	(1,362)	(1,017)
Excess tax benefit from stock-based compensation	53	97
Proceeds from debt issued (original maturities greater than three months)	9,158	5,259
Payments on debt (original maturities greater than three months)	(6,530)	(5,453)
Short-term borrowings (original maturities three months or less)-net	(393)	86
Net cash provided by (used for) financing activities	560	(1,191)
Effect of exchange rate changes on cash	26	8
Increase (decrease) in cash and short-term investments	(340)	32
Cash and short-term investments at beginning of period	1,122	530
Cash and short-term investments at end of period	$ 782	$ 562

Certain amounts for prior periods have been reclassified to conform to the current period financial statement presentation.

All short-term investments, which consist primarily of highly liquid investments with original maturities of three months or less, are considered to be cash equivalents.

Caterpillar Inc.
Supplemental Data for Results of Operations
For The Three Months Ended June 30, 2008
(Unaudited)
(Millions of dollars)

	Consolidated	Supplemental Consolidating Data		
		Machinery and Engines[1]	Financial Products	Consolidating Adjustments
Sales and revenues:				
Sales of Machinery and Engines	$ 12,797	$ 12,797	$ -	$ -
Revenues of Financial Products	827	-	910	(83) [2]
Total sales and revenues	13,624	12,797	910	(83)
Operating costs:				
Cost of goods sold	10,036	10,036	-	-
Selling, general and administrative expenses	1,074	925	154	(5) [3]
Research and development expenses	415	415	-	-
Interest expense of Financial Products	279	-	279	- [4]
Other operating expenses	295	(9)	311	(7) [3]
Total operating costs	12,099	11,367	744	(12)
Operating profit	1,525	1,430	166	(71)
Interest expense excluding Financial Products	70	70	-	- [4]
Other income (expense)	75	(18)	22	71 [5]
Consolidated profit before taxes	1,530	1,342	188	-
Provision for income taxes	434	386	48	-
Profit of consolidated companies	1,096	956	140	-
Equity in profit (loss) of unconsolidated affiliated companies	10	10	-	-
Equity in profit of Financial Products' subsidiaries	-	140	-	(140) [6]
Profit	$ 1,106	$ 1,106	$ 140	$ (140)

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2] Elimination of Financial Products' revenues earned from Machinery and Engines.
[3] Elimination of net expenses recorded by Machinery and Engines paid to Financial Products.
[4] Elimination of interest expense recorded between Financial Products and Machinery and Engines.
[5] Elimination of discount recorded by Machinery and Engines on receivables sold to Financial Products and of interest earned between Machinery and Engines and Financial Products.
[6] Elimination of Financial Products' profit due to equity method of accounting.

Caterpillar Inc.
Supplemental Data for Results of Operations
For The Three Months Ended June 30, 2007
(Unaudited)
(Millions of dollars)

	Consolidated	Supplemental Consolidating Data Machinery and Engines [1]	Financial Products	Consolidating Adjustments
Sales and revenues:				
Sales of Machinery and Engines	$ 10,613	$ 10,613	$ -	$ -
Revenues of Financial Products	743	-	846	(103) [2]
Total sales and revenues	11,356	10,613	846	(103)
Operating costs:				
Cost of goods sold	8,300	8,300	-	-
Selling, general and administrative expenses	968	853	120	(5) [3]
Research and development expenses	350	350	-	-
Interest expense of Financial Products	279	-	279	- [4]
Other operating expenses	246	(10)	263	(7) [3]
Total operating costs	10,143	9,493	662	(12)
Operating profit	1,213	1,120	184	(91)
Interest expense excluding Financial Products	80	83	-	(3) [4]
Other income (expense)	70	(36)	18	88 [5]
Consolidated profit before taxes	1,203	1,001	202	-
Provision for income taxes	385	316	69	-
Profit of consolidated companies	818	685	133	-
Equity in profit (loss) of unconsolidated affiliated companies	5	4	1	-
Equity in profit of Financial Products' subsidiaries	-	134	-	(134) [6]
Profit	$ 823	$ 823	$ 134	$ (134)

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2] Elimination of Financial Products' revenues earned from Machinery and Engines.
[3] Elimination of net expenses recorded by Machinery and Engines paid to Financial Products.
[4] Elimination of interest expense recorded between Financial Products and Machinery and Engines.
[5] Elimination of discount recorded by Machinery and Engines on receivables sold to Financial Products and of interest earned between Machinery and Engines and Financial Products.
[6] Elimination of Financial Products' profit due to equity method of accounting.

Caterpillar Inc.
Supplemental Data for Results of Operations
For The Six Months Ended June 30, 2008
(Unaudited)
(Millions of dollars)

	Consolidated	Machinery and Engines [1]	Financial Products	Consolidating Adjustments
		Supplemental Consolidating Data		
Sales and revenues:				
Sales of Machinery and Engines	$ 23,776	$ 23,776	$ -	$ -
Revenues of Financial Products	1,644	-	1,822	(178) [2]
Total sales and revenues	25,420	23,776	1,822	(178)
Operating costs:				
Cost of goods sold	18,645	18,645	-	-
Selling, general and administrative expenses	2,033	1,757	288	(12) [3]
Research and development expenses	784	784	-	-
Interest expense of Financial Products	563	-	565	(2) [4]
Other operating expenses	577	(20)	608	(11) [3]
Total operating costs	22,602	21,166	1,461	(25)
Operating profit	2,818	2,610	361	(153)
Interest expense excluding Financial Products	144	144	-	- [4]
Other income (expense)	187	(2)	36	153 [5]
Consolidated profit before taxes	2,861	2,464	397	-
Provision for income taxes	854	736	118	-
Profit of consolidated companies	2,007	1,728	279	-
Equity in profit (loss) of unconsolidated affiliated companies	21	21	-	-
Equity in profit of Financial Products' subsidiaries	-	279	-	(279) [6]
Profit	$ 2,028	$ 2,028	$ 279	$ (279)

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2] Elimination of Financial Products' revenues earned from Machinery and Engines.
[3] Elimination of net expenses recorded by Machinery and Engines paid to Financial Products.
[4] Elimination of interest expense recorded between Financial Products and Machinery and Engines.
[5] Elimination of discount recorded by Machinery and Engines on receivables sold to Financial Products and of interest earned between Machinery and Engines and Financial Products.
[6] Elimination of Financial Products' profit due to equity method of accounting.

Caterpillar Inc.
Supplemental Data for Results of Operations
For The Six Months Ended June 30, 2007
(Unaudited)
(Millions of dollars)

	Consolidated	Supplemental Consolidating Data		
		Machinery and Engines[1]	Financial Products	Consolidating Adjustments
Sales and revenues:				
Sales of Machinery and Engines	$ 19,934	$ 19,934	$ -	$ -
Revenues of Financial Products	1,438	-	1,645	(207) [2]
Total sales and revenues	21,372	19,934	1,645	(207)
Operating costs:				
Cost of goods sold	15,436	15,436	-	-
Selling, general and administrative expenses	1,858	1,638	230	(10) [3]
Research and development expenses	690	690	-	-
Interest expense of Financial Products	550	-	551	(1) [4]
Other operating expenses	485	(14)	513	(14) [3]
Total operating costs	19,019	17,750	1,294	(25)
Operating profit	2,353	2,184	351	(182)
Interest expense excluding Financial Products	159	163	-	(4) [4]
Other income (expense)	181	(36)	39	178 [5]
Consolidated profit before taxes	2,375	1,985	390	-
Provision for income taxes	760	629	131	-
Profit of consolidated companies	1,615	1,356	259	-
Equity in profit (loss) of unconsolidated affiliated companies	24	22	2	-
Equity in profit of Financial Products' subsidiaries	-	261	-	(261) [6]
Profit	$ 1,639	$ 1,639	$ 261	$ (261)

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2] Elimination of Financial Products' revenues earned from Machinery and Engines.
[3] Elimination of net expenses recorded by Machinery and Engines paid to Financial Products.
[4] Elimination of interest expense recorded between Financial Products and Machinery and Engines.
[5] Elimination of discount recorded by Machinery and Engines on receivables sold to Financial Products and of interest earned between Machinery and Engines and Financial Products.
[6] Elimination of Financial Products' profit due to equity method of accounting.


Caterpillar Inc.
Supplemental Data for Cash Flow
For The Six Months Ended June 30, 2008
(Unaudited)
(Millions of dollars)


	Consolidated	Supplemental Consolidating Data		
		Machinery and Engines[1]	Financial Products	Consolidating Adjustments
Cash flow from operating activities:				
Profit	$ 2,028	$ 2,028	$ 279	$ (279) [2]
Adjustments for non-cash items:				
Depreciation and amortization	952	573	379	-
Undistributed profit of Financial Products	-	(279)	-	279 [3]
Other	202	192	(146)	156 [4]
Changes in assets and liabilities:				
Receivables - trade and other	(1,137)	(657)	(20)	(460) [4,5]
Inventories	(1,009)	(1,009)	-	-
Accounts payable and accrued expenses	1,023	748	159	116 [4]
Customer advances	210	210	-	-
Other assets - net	(93)	(48)	(19)	(26) [4]
Other liabilities - net	(271)	(278)	(4)	11 [4]
Net cash provided by (used for) operating activities	1,905	1,480	628	(203)
Cash flow from investing activities:				
Capital expenditures - excluding equipment leased to others	(814)	(804)	(10)	-
Expenditures for equipment leased to others	(699)	-	(710)	11 [4]
Proceeds from disposals of property, plant and equipment	449	18	431	-
Additions to finance receivables	(7,099)	-	(19,164)	12,065 [5]
Collections of finance receivables	4,748	-	15,846	(11,098) [5]
Proceeds from sale of finance receivables	696	-	1,471	(775) [5]
Net intercompany borrowings	-	220	(433)	213 [6]
Investments and acquisitions (net of cash acquired)	(111)	(111)	-	-
Proceeds from sale of available-for-sale securities	173	12	161	-
Investments in available-for-sale securities	(230)	(11)	(219)	-
Other - net	56	116	(60)	-
Net cash provided by (used for) investing activities	(2,831)	(560)	(2,687)	416
Cash flow from financing activities:				
Dividends paid	(444)	(444)	-	-
Common stock issued, including treasury shares reissued	116	116	-	-
Payment for stock repurchase derivative contracts	(38)	(38)	-	-
Treasury shares purchased	(1,362)	(1,362)	-	-
Excess tax benefit from stock-based compensation	53	53	-	-
Net intercompany borrowings	-	433	(220)	(213) [6]
Proceeds from debt issued (original maturities greater than three months)	9,158	110	9,048	-
Payments on debt (original maturities greater than three months)	(6,530)	(133)	(6,397)	-
Short-term borrowings (original maturities three months or less)-net	(393)	(62)	(331)	-
Net cash provided by (used for) financing activities	560	(1,327)	2,100	(213)
Effect of exchange rate changes on cash	26	23	3	-
Increase (decrease) in cash and short-term investments	(340)	(384)	44	-
Cash and short-term investments at beginning of period	1,122	862	260	-
Cash and short-term investments at end of period	$ 782	$ 478	$ 304	$ -

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.

[2] Elimination of Financial Products' profit after tax due to equity method of accounting.

[3] Non-cash adjustment for the undistributed earnings from Financial Products.

[4] Elimination of non-cash adjustments and changes in assets and liabilities related to consolidated reporting.

[5] Reclassification of Cat Financial's cash flow activity from investing to operating for receivables that arose from the sale of inventory.

[6] Net proceeds and payments to/from Machinery and Engines and Financial Products.

Caterpillar Inc.
Supplemental Data for Cash Flow
For The Six Months Ended June 30, 2007
(Unaudited)
(Millions of dollars)

		Supplemental Consolidating Data			
	Consolidated	Machinery and Engines[1]	Financial Products	Consolidating Adjustments	
Cash flow from operating activities:					
Profit	$ 1,639	$ 1,639	$ 261	$ (261)	2
Adjustments for non-cash items:					
Depreciation and amortization	849	512	337	-	
Undistributed profit of Financial Products	-	(261)	-	261	3
Other	71	47	(146)	170	4
Changes in assets and liabilities:					
Receivables - trade and other	927	(117)	(20)	1,064	4,5
Inventories	(691)	(691)	-	-	
Accounts payable and accrued expenses	14	(86)	36	64	4
Customer advances	352	352	-	-	
Other assets – net	(300)	(255)	2	(47)	4
Other liabilities – net	375	337	8	30	4
Net cash provided by (used for) operating activities	3,236	1,477	478	1,281	
Cash flow from investing activities:					
Capital expenditures - excluding equipment leased to others	(582)	(575)	(7)	-	
Expenditures for equipment leased to others	(621)	-	(627)	6	4
Proceeds from disposals of property, plant and equipment	208	13	196	(1)	4
Additions to finance receivables	(6,356)	-	(17,369)	11,013	5
Collections of finance receivables	5,233	-	16,846	(11,613)	5
Proceeds from the sale of finance receivables	84	-	777	(693)	
Net intercompany borrowings	-	35	(29)	(6)	6
Investments and acquisitions (net of cash acquired)	(174)	(181)	-	7	7
Proceeds from sale of available-for-sale securities	119	7	112	-	
Investments in available-for-sale securities	(217)	(8)	(209)	-	
Other - net	285	81	206	(2)	7
Net cash provided by (used for) investing activities	(2,021)	(628)	(104)	(1,289)	
Cash flow from financing activities:					
Dividends paid	(386)	(386)	-	-	
Common stock issued, including treasury shares reissued	223	223	(2)	2	7
Treasury shares purchased	(1,017)	(1,017)	-	-	
Excess tax benefit from stock-based compensation	97	97	-	-	
Net intercompany borrowings	-	29	(35)	6	6
Proceeds from debt issued (original maturities greater than three months)	5,259	43	5,216	-	
Payments on debt (original maturities greater than three months)	(5,453)	(49)	(5,404)	-	
Short-term borrowings (original maturities three months or less)-net	86	267	(181)	-	
Net cash provided by (used for) financing activities	(1,191)	(793)	(406)	8	
Effect of exchange rate changes on cash	8	4	4	-	
Increase (decrease) in cash and short-term investments	32	60	(28)	-	
Cash and short-term investments at beginning of period	530	319	211	-	
Cash and short-term investments at end of period	$ 562	$ 379	$ 183	$ -	

Certain amounts for prior periods have been reclassified to conform to the current period financial statement presentation.

1 Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
2 Elimination of Financial Products' profit after tax due to equity method of accounting.
3 Non-cash adjustments for the undistributed earnings from Financial Products.
4 Elimination of non-cash adjustments and changes in assets and liabilities related to consolidated reporting.
5 Reclassification of Cat Financial's cash flow activity from investing to operating for receivables that arose from the sale of inventory.
6 Net proceeds and payments to/from Machinery and Engines and Financial Products.
7 Change in investment and common stock related to Financial Products.